DRAFT

• 2015

Matter No.:348043

Doc Ref: 9058015.5

+1 441 298 7859

chiara.nannini@conyersdill.com

Nabors Red Lion Limited

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

Dear Sirs,

Re: Nabors Red Lion Limited (the “Company”)

We have acted as special Bermuda legal counsel to the Company in connection with a registration statement on form S-4 (Registration No. 333-199004) filed with the U.S. Securities and Exchange Commission (the “Commission”) on 29 September 2014, as subsequently amended on 10 October 2014, 17 November 2014, 1 December 2014, 19 December 2014 and • January 2015 and  • 2015 (the “Registration Statement”, which term does not include any other document or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) relating to the registration under the U.S. Securities Act of 1933, as amended, (the “Securities Act”) of an aggregate of 61,920,092 common shares, par value US$0.01 each (the “Common Shares”).

For the purposes of giving this opinion, we have examined a copy of the Registration Statement. We have also reviewed the memorandum of association and the bye-laws of the Company, each certified by the Secretary of the Company on • 2015, minutes of a meeting of the Board of Directors of the Company and resolutions of the sole member of the Company, each certified by the Secretary of the Company on • 2015 (the “Resolutions”) and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention,  (c) the accuracy and completeness of all factual representations made in the Registration Statement and other documents reviewed by us, (d) that the Resolutions were passed at one or more duly convened, constituted and quorate meetings or by unanimous written resolutions, remain in full force and effect and have not been rescinded or amended, (e) that there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein, and (f) that upon issue of any shares the Company will receive consideration for the full issue price thereof which shall be equal to at least the par value thereof.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda. This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for the purposes of the filing of the Registration Statement and the offering of the Common Shares by the Company and is not to be relied upon in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1.              The Company is duly incorporated and existing under the laws of Bermuda in good standing (meaning solely that it has not failed to make any filing with any Bermuda government authority or to pay any Bermuda government fees or tax which would make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda).

2.              When issued and paid for as contemplated by the Registration Statement, the Common Shares will be validly issued, fully paid and non-assessable (which term means when used herein that no further sums are required to be paid by the holders thereof in connection with the issue of such shares).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the caption “Legal Matter” in the prospectus forming a part of the Registration Statement.  In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully,

Conyers Dill & Pearman Limited

DRAFT

C&J Energy Services

C&J ENERGY SERVICES, INC.
3990 ROGERDALE RD.
HOUSTON, TX 77042

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VOTE IN PERSON
If you would like to attend the Special Meeting and vote in person, please review the requirements in the proxy statement. For directions to and a map of the Special Meeting, visit the Investor Relations portion of the company's website at www.cjenergy.com.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M80462-TBD

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

C&J ENERGY SERVICES, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1, "FOR" PROPOSAL 1A,"FOR" PROPOSAL 2 AND "FOR" PROPOSAL 3.

		For	Against	Abstain
1.	Approval of the Agreement and Plan of Merger, dated as of June 25, 2014, among C&J Energy Services, Inc., Nabors Industries Ltd. and Nabors Red Lion Limited (the "Merger Agreement").	☐	☐	☐
1A.	Approval of a provision in the Amended and Restated Bye-Laws of Nabors Red Lion Limited that classifies the Red Lion Board of Directors into three separate classes with staggered terms. Approval of this proposal is a condition to the completion of the merger contemplated by the Merger Agreement.	☐	☐	☐
2.	Approval, on a non-binding, advisory basis, of the compensation payable to C&J Energy Services, Inc.'s named executive officers in connection with the merger contemplated by the Merger Agreement.	☐	☐	☐
3.	Approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the Merger Agreement.	☐	☐	☐

NOTE: In their discretion, the proxies are authorized to vote upon such other business that is properly presented at the Special Meeting or any adjournments or postponements thereof.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the the Special Meeting of Stockholders to be held [•], 2015. The Notice and Proxy Statement is available at www.proxyvote.com. M80463-TBD C&J ENERGY SERVICES, INC. PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD [•], 2015 Please date, sign and mail this proxy card in the postage-paid return-addressed envelope provided as soon as possible The person signing on the reverse by this proxy appoints Joshua Comstock, Randall McMullen and Theodore Moore, and each of them (with full power to designate substitutes), proxies to represent, vote and act with respect to all shares of Common Stock of C&J Energy Services, Inc. held of record by the undersigned at the close of business on December 15, 2014 at C&J Energy Services, Inc.’s Special Meeting of Stockholders to be held on [•], 2015 and at any adjournments or postponements thereof. The proxies may vote and act upon the matters designated on the reverse side and upon such other matters as may properly come before the meeting (including a motion to adjourn the meeting), according to the number of votes the undersigned might cast and with all powers the undersigned would possess if personally present. This proxy, when properly executed, will be voted in accordance with the instructions on the reverse side. If no instructions are given, this proxy will be voted “FOR” proposal 1, “FOR” proposal 1A,“FOR” proposal 2 and “FOR” proposal 3. (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) (Continued, and to be marked, dated and signed, on the other side) Address Changes/Comments: